EX-99.e.4 FRM DLR AGRMT

                                                                [EXHIBIT (e)(4)]


                       FIRST AMERICAN STRATEGY FUNDS, INC.
                     SHAREHOLDER SERVICE PROVIDER AGREEMENT


         SEI Investments Distribution Co. (the "Distributor") is the distributor for First American Strategy Funds, Inc. (the "Fund"), an open-end investment company registered under the Investment Company Act of 1940, as amended, and currently consisting of a number of separately managed portfolios (the "Portfolios"). Pursuant to a Shareholder Service Plan and Agreement between the Fund and the Distributor, the Distributor is authorized to retain ___________________________________________ (the "Service Provider") to provide the shareholder services described in Section 1 to clients of the Service Provider (the "Clients") who from time to time beneficially own shares (the "Shares") of any Portfolio. The Service Provider is willing to provide such services in accordance with the terms and conditions of this Agreement.

SECTION 1. The Service Provider agrees to provide one or more of the following shareholder services to Clients who from time to time beneficially own shares:
(i) maintaining accounts relating to Clients that invest in Shares; (ii) providing information periodically to Clients showing their positions in Shares;
(iii) arranging for bank wires; (iv) responding to Client inquiries relating to the services performed by the Service Provider; (v) responding to inquiries from Clients concerning their investments in Shares; (vi) forwarding shareholder communications from the Fund (such as proxies, shareholder reports, annual and semi-annual financial statements and dividend, distribution and tax notices) to Clients; (vii) processing purchase, exchange and redemption requests from Clients and placing such orders with the Fund or its service providers; (viii) assisting Clients in changing dividend options, account designations, and addresses; (ix) providing subaccounting with respect to Shares beneficially owned by Clients; (x) processing dividend payments from the Fund on behalf of the Clients; and (xi) providing such other similar services as the Fund may, through the Distributor, reasonably request to the extent that the Service Provider is permitted to do so under applicable laws or regulations.

SECTION 2. The Service Provider will provide all office space and equipment, telephone facilities and personnel (which may be part of the space, equipment and facilities currently used in the Service Provider's business, or any personnel employed by the Service Provider) as may be reasonably necessary or beneficial in order to provide the aforementioned services and assistance to Clients.

SECTION 3. Neither the Service Provider nor any of its officers, employees, or agents are authorized to make any representations concerning the Fund or the Shares except those contained in the Fund's then-current prospectus or Statement of Additional Information for the Shares, copies of which will be supplied to the Service provider, or in such supplemental literature or advertising as may be authorized in writing.

SECTION 4. For purposes of this Agreement, the Service Provider will be deemed to be an independent contractor, and will have no authority to act as agent for the Distributor or the Fund in any matter or in any respect. By its written acceptance of this Agreement, the Service Provider agrees to and does release, indemnify, and hold the Distributor and the Fund harmless from and against any and all direct or indirect liabilities or losses resulting from requests, directions, actions, or inactions of or by the Service Provider or its officers, employees, or agents regarding the Service Provider's responsibilities hereunder or the purchase, redemption, transfer, or registration of Shares (or orders relating to the same) by or on behalf of Clients. The Service Provider and its officers and employees will, upon request, be available during normal business hours to consult with representatives of the Distributor or the Fund or their designees concerning the performance of the Service Provider's responsibilities under this Agreement.

SECTION 5. In consideration of the services and facilities provided by the Service Provider hereunder, the Distributor will pay to the Service Provider, and the Service Provider will accept as full payment therefor, a fee, at an annual rate of .25% (twenty-five basis points) of the average daily net asset value of Shares of each Portfolio owned by all Clients of the Service Provider with whom the Service Provider has a servicing relationship (the "Clients' Shares"), which fee will be computed and paid in accordance with the shareholder service plan adopted by the Fund. You acknowledge any compensation to be paid to you by the Distributor shall be paid from the shareholder service plan adopted by the Fund and that to the extent the Distributor waives any payments to it from any such plan the amounts payable to you will also be reduced.

SECTION 6. The Fund or the Distributor may enter into other similar servicing agreements with any other person or persons without the Service Provider's consent.

SECTION 7. By its written acceptance of this Agreement, the Service Provider represents, warrants, and agrees that: (i) the Service Provider will disclose to its Clients the compensation payable to it in connection with the investment of such Clients' assets in Shares, such compensation will be authorized by its Clients, and such compensation will not be excessive; (ii) the services provided by the Service Provider under this Agreement will in no event be primarily intended to result in the sale of Shares; and (iii) if an issue pertaining to this Agreement is submitted for shareholder approval, the Service Provider will vote any Shares held for its own account in the same proportion as the vote of those Shares held for its Clients' accounts.

SECTION 8. This Agreement will become effective on the date a fully executed copy of this Agreement is received by the Distributor or its designee and shall continue until terminated by either party. This Agreement is terminable with respect to the Shares of any Portfolio, without penalty, at any time by the Distributor or by the Service Provider upon written notice to the Distributor.

SECTION 9. All notices and other communications to either the Distributor or to the Service Provider will be duly given if mailed, telegraphed, telefaxed, or transmitted by similar communications device to the appropriate address stated herein, or to such other address as either party shall so provide the other.

SECTION 10. We may modify this agreement at any time by written notice to you. The first order placed by you subsequent to the giving of such notice shall be deemed as your acceptance of such modification.

SECTION 11. This Agreement will be construed in accordance with the laws of the Commonwealth of Pennsylvania and may not be "assigned" by either party thereto as that term is defined in the Investment Company Act of 1940.

By their signatures, the Distributor and the Service Provider agree to the terms of this Agreement.



SEI INVESTMENTS DISTRIBUTION CO.

By:                                         Date: ________________

Title:



---------------------
(Service Provider)

By:                                         Date: ________________

Title:


                                      -25-